Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Industry News >> Nextdoor to go public, eyeing $4.3B valuation

Nextdoor to go public, eyeing $4.3B valuation

by Greg Spencer | Jul 6, 2021 | Marketplaces, Financials / Deals  ☐

Neighborhood networking app Nextdoor today announced plans to go public by a reverse merger with a shell company in a deal that would value it at $4.3 billion.

Nextdoor would be acquired by Khosla Ventures Acquisition Co. II, a special purpose acquisition company (SPAC) set up earlier this year to enable the deal. By going public through a merger with a SPAC rather than an IPO, Nextdoor is following a trend that’s caught fire over the last year, with notable examples being I-buying company Opendoor and online used-car retailer Shift. Back in March, a second I-buyer, Offerpad, announced it will go public by merging with a SPAC in the third quarter.

The transaction is expected to raise about $686 million in gross proceeds, including a $270 million private placement from funds and accounts managed by T. Rowe Price Associates Inc., Baron Capital Key participants in the placement were Nextdoor CEO Sarah Friar and affiliates of Khosla Ventures, the tech-focused investment firm behind the SPAC.

Once the deal goes through, expected sometime in Q4, the company will trade on the New York Stock Exchange under the symbol KIND, the companies announced. The deal “will provide access to new capital, which will be used to accelerate Nextdoor’s growth plans including hiring, expanding monetization, and continuing to develop products.”

Nextdoor CEO Sarah Friar and CFO Mike Doyle will continue to lead Nextdoor following the transaction, the announcement stated.

Nextdoor’s revenues, earned through targeted advertising, came to $123 million last year, a 49% improvement from 2019, the company said in an investor presentation.

Nextdoor describes itself as a “neighborhood hub” that connects people who live near one another. Nextdoor enforces the app’s local nature with a registration process that requires users to enter a specific street address and to gain verification from a neighbor already on the platform. The site operates in 11 countries, and claims one in three U.S. households, or 37 million, use it. Another 8 million households outside the U.S. use the site, according to the investors presentation. According to SimilarWeb, nearly 98% of its 130 million monthly visits in May came from its home base in the U.S.

Nextdoor maintains a “for sale and free” listings page, and claims that every month it lists goods worth $2 billion. The company doesn’t charge for these listings. The value of goods listed on For Sale & Free By choosing a “KIND” as its ticker symbol, Nextdoor is addressing perennial complaints about a tendency of hardcore Nextdoor users to focus on crime and stranger danger, some of it racially prejudiced, in their comments. Nextdoor tries to minimize this by deputizing unpaid neighborhood moderators to delete objectionable content. However, the system backfired last summer, when moderators began to delete comments sympathetic to the Black Lives Matter protests.

Nextdoor’s recent PR efforts have included the launch of Sell for Good, an option that lets them direct proceeds to environmental nonprofits through the PayPal Giving Fund.

Today’s merger announcement mentioned a similar initiative: The company said Friar and a group of co-founders would contribute a portion of their personal ownership in Nextdoor to form the Nextdoor Kind Foundation, a nonprofit dedicated to rejuvenating neighborhoods through targeted grants.

Nextdoor monetizes through AI-powered advertising. It has a real estate feature that runs free for-sale listings and offers an ad product called Neighborhood Sponsorship, in which real estate agents pay monthly fees to put their headshots and contact details next to listings in specific zip codes (a scheme similar to Realtor.com’s Connection Plus and Zillow’s Premier Agent). Prices vary by zip code but a year ago, they averaged $105 per month.

Nextdoor offers Neighborhood Sponsorship to businesses of other types, as well. Customers pay a monthly fee, on average $70, to get privileged marketing rights in specific neighborhoods. Similar to Facebook Ad Manager, clients pay to have their ads appear in user In the run up to today’s announcement, Nextdoor poached three senior executives from LinkedIn, including a new chief product officer and chief revenue officer. The fortified team announced enhancements to its general listings earlier this month called “Free Finds,” which allows even non-users to peruse local give-aways. The catch is you need to register on Nextdoor to uncover contact details for listing owners.

Nextdoor faces a new challenge for audience from Facebook, which rolled out a new feature, “Neighborhoods,” in four U.S. cities earlier this month. This follows a testing phase last fall in Canada, and it’s clearly meant to challenge Nextdoor’s hyperlocal social model.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.